Exhibit 99.1

Bon Natural Life Announces Distribution Agreement with Tianjin Merrill-Youli Trading Co., Ltd.

XI’AN China, June 16, 2025 (GLOBE NEWSWIRE) — Bon Natural Life Limited (Nasdaq: BON) (“Bon” or the “Company”), a leading bio-ingredient solutions provider for natural, health, and personal care industries, today announced a non-exclusive sales distribution agreement with Tianjin Merrill-Youli Trading Co., Ltd., a prominent Asia-Pacific fragrance chemical distributor (“Merrill-Youli”). The term of the agreement is 36 months with a total contract value of up to US$18 million. Pursuant to the agreement, Merrill-Youli will market, sell and distribute Bon’s Ambroxide and related natural fragrance compounds in the Asia-Pacific region. Merrill-Youli will primarily target the industrial fabric fragrance sector.

Ambroxide is a synthetic molecule used in perfumery to create ambergris notes and act as a fixative. It’s a cruelty-free alternative to the natural ambergris, which is derived from sperm whales. Ambroxide is known for its velvety, woody, and ambery scent with animalic, creamy, and mineral facets and has long been a staple in perfumery. In recent years, Ambroxide has rapidly expanded into the much larger fabric fragrance market, thanks to its strong performance, lower production costs, and reliable supply. Manufacturing has scaled up dramatically—from thousands to tens of thousands of tons—and the market is expected to grow by over 25% each year for the next five years.

Bon believes this partnership will help capitalize a leading position in Ambroxide products leveraging Merrill-Youli’s established market presence in fragrance chemicals. The collaboration aims to accelerate adoption of Bon’s Ambroxide line across Asia-Pacific fragrance markets, particularly in fabric applications. Bon plans to use its advanced Ambroxide technology to boost sales growth, increase profits in its fragrance chemicals business, and deliver greater value to its shareholders.

Additionally, Bon has made a breakthrough in developing a biosynthetic alternative to Sclareol—the key natural ingredient used to produce Ambroxide. After starting the project in 2023, the Company has now confirmed that the technology is on track for commercial launch. Production capacity is now expected to scale rapidly, from thousands to tens of thousands of tons per year, and the new process also offers cost savings, enhancing overall efficiency and profitability.

Bon believes this will further strengthen its competitive position and will open the door to expanding beyond perfumery into the much larger textile fragrance market—a rapidly growing industry with significant scale and untapped potential.